UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of January 2018
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Founder Preferred Share Dividend

On December 29, 2017, the Board of Directors of Nomad Foods Limited (the “Company”) approved a share dividend (the “Founder Preferred Share Dividend”) of an aggregate 8,705,890 ordinary shares. Pursuant to the terms of the outstanding Founder Preferred Shares of the Company (the “Founder Preferred Shares”), the holders of the Founder Preferred Shares were entitled to receive the Annual Dividend Amount (as defined in the Company’s amended and restated memorandum and articles of association) because the volume weighted average share price for the last ten trading days of 2017 of $16.6516 was greater than the highest price previously used in calculating the Annual Dividend Amount of $11.4824. The Company elected to settle in ordinary shares which were issued on January 2, 2018. Following the issuance of the ordinary shares underlying the Founder Preferred Share Dividend, the Company had 173,997,436 ordinary shares outstanding.

The information contained in this Report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: January 2, 2018